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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Solomon                        Michael                 B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     600 The Times Building
--------------------------------------------------------------------------------
                                    (Street)

    Ardmore                           PA                 19003
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Key3Media Group, Inc. ("KMED")
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     01/06/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X| (1)  Director                             |_|  10% Owner
     |_|      Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $0.01
per share                   11/25/02                 P               74,074      (A)    (3)      5,166,667      (I)       (2)
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(1) Michael B. Solomon resigned as a director of the Issuer on January 6, 2003.
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN
        THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options to           10/21/00          A         N/A          Immed.   (4)      Common    20,000  $8.00   N/A       (I)      (2)
purchase                                                                        Stock
shares of
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Options to           11/21/00          A         N/A          Immed.   (5)      Common     6,666 $11.375  N/A       (I)      (2)
purchase                                                                        Stock
shares of
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A             11/27/01          P         1,000,000    Immed.   (6)      Common     (7)    $25    1,000,000  (I)      (2)
5.5%                                                                            Stock
Convertible
Redeemable
Preferred
Stock,
par value
$0.01 per
share
------------------------------------------------------------------------------------------------------------------------------------
Series B             11/25/02          P            80,000    Immed.    (8)     Common      (9)   (3)       80,000  (I)      (2)
5.5%                                                                            Stock
Convertible
Redeemable
Preferred
Stock,
par value
$0.01 per
share
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:
(2) The Reporting Person is the managing member of Gladwyne Catalyst GenPar, LLC, one of the managing members of Invemed Catalyst GenPar, LLC, the general partner of Invemed Catalyst Fund, L.P., and may be deemed to own the securities held by such person. The Reporting Person disclaims beneficial ownership of such securities in excess of its direct interest in the profits or capital accounts of Gladwyne Catalyst GenPar, LLC and this report shall not be deemed an admission of that the Reporting Person is the beneficial owner of these securities in excess of such amount.

The Reporting Person may be deemed a member of section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the Reporting Person is a member of Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of Section 16 or for any other purpose.


      /s/ Michael B. Solomon                                 January 15, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

        Name:  Michael B. Solomon

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

(3) On November 25, 2002, Invemed Catalyst Fund, L.P. purchased 74,074 shares of Common Stock and 80,000 Shares of Series B 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, for an aggregate purchase price of $2.

(4) In accordance with the Key3Media Group, Inc. Stock Option Agreement, dated October 21, 2000, entered into between Invemed Catalyst Fund, L.P. and the Issuer, the options must be exercised within 90 days after Michael B. Solomon's termination of service on the board of directors of the Issuer.

(5) In accordance with the Key3Media Group, Inc. Stock Option Agreement, dated November 21, 2000, entered into between Invemed Catalyst Fund, L.P. and the Issuer, the options must be exercised within 90 days after Michael B. Solomon's termination of service on the board of directors of the Issuer.

(6)      Automatic conversion on November 27, 2011.

(7) One share of Series A 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the adjusted liquidation preference and the denominator of which is the conversion price. The adjusted liquidation preference is (i) the liquidation preference at the beginning of the quarter divided by the conversion price, plus (ii) the amount of dividend accrued as of the conversion date divided by the closing price of a share of Common Stock the last trading day before the conversion date. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. As of January 6, 2003, one million shares of Series A 5.5% Convertible Redeemable Preferred Stock would be convertible into 20,914,092 shares of Common Stock of the Issuer.

(8)      Automatic conversion on November 27, 2011.

(9) One share of Series B 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the adjusted liquidation preference and the denominator of which is the conversion price. The adjusted liquidation preference is (i) the liquidation preference at the beginning of the quarter divided by the conversion price, plus (ii) the amount of dividend accrued as of the conversion date divided by the closing price of a share of common stock the last trading day before the conversation date. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. As of January 6, 2003, 80,000 shares of Series B 5.5% Convertible Redeemable Preferred Stock would be convertible into 1,673,127 shares of Common Stock of the Issuer.

                                                                          Page 3